EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

April 20, 2006

TSX Venture Exchange:                EMR

OTC Bulletin Board:        EGMCF.PK

U.S. 20-F Registration:         000-51411

Frankfurt Stock Exchange:             EML

Emgold Receives Strong Support From Residents of Grass Valley for Start-Up of the Idaho-Maryland Mine

Emgold Mining Corporation (EMR-TSX-V) is pleased to report that in a recent independent public opinion poll commissioned by the City of Grass Valley (“the City”) of 388 randomly selected residents, 72 percent of those responding residing in the City are in favour of re-opening the historic Idaho-Maryland Mine if appropriate environmental safeguards are in place.  Only 12 percent of those polled indicated they may not support the mine’s reopening.  The City Counsel for the City commissioned Fairbank, Maslin, Maullin and Associates to conduct the independent telephone survey, to better understand local development issues and the relationship with municipal growth.  The margin of sampling error for the survey is ± 5.4 percent at the 95% confidence level.

Based on the Preliminary Assessment Technical Report (November, 2004 by AMEC Americas Limited) Emgold anticipates that this project may directly provide jobs for approximately 400 workers over a planned 20-year period.  About 200 people may be employed in the mine and about 200 in processing and ceramic manufacturing.  A preliminary economic impact study conducted by California State University, Chico was undertaken using the information from the Technical Report and local and regional economic data.  The Chico report states that at full production there is a potential for an additional 3,000 indirect jobs, $754 million/year of direct and indirect revenue to local businesses, and an estimated $700,000/year fiscal contribution to the City of Grass Valley general fund.

The City has retained consultants to perform environmental reviews in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act as a prerequisite to issuing a Conditional Mine Use Permit.  The environmental reviews began in December 2005 and are expected to be completed in December 2006 with the circulation of an Environmental Impact Report (“EIR”), at which time they will undergo a public review process that is forecasted to be completed in February 2007.  The first step in the CEQA process is preparation of a Master Environmental Assessment (“MEA”) wherein the community will have the opportunity to identify issues that may be included in the EIR.  The administrative draft MEA is currently undergoing review and completion of the review is expected within the next 60 days.

The applications detail the staged development of a gold mining and ceramics production operation on a scale of up to 2,400 tons per day.  Included in the applications are the dewatering of the existing underground workings and the construction of a ramp for underground exploration and possible future mine development and production.  The applications also include provisions for the IMMC to operate a ceramic products manufacturing plant, initially using recycled development rock from the construction of the ramp and later from mine waste tailings from gold production.  As these ceramic building products are made from 100% pre-consumer recycled material, they qualify for credit under the U.S. Green Building Council Leadership in Energy and Environmental Design certification program.  Ceramic product sales are projected to contribute significant revenue that could enhance the overall value of an integrated mining operation.

The mine permitting process in the State of California is a structured and transparent process that provides a balanced review of all applications.  Since 1960, 38 applications to develop and operate gold mines in California have been made.  It is important to note that all 38 applications were approved including most recently in 2005, Bullion River Gold’s French Gulch Project located in Shasta County, California.

For more information regarding the City’s survey, it may be found on its website: www.cityofgrassvalley.com under “Community Telephone Survey”.  For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.emgold.com.